Exhibit 12.1

priceline.com Incorporated

CALCULATION OF RATIO

OF EARNINGS TO FIXED CHARGES

(in thousands, except ratio data)

	Three Months Ended September 30,				Nine Months Ended September 30,
	($000)				($000)
	2007		2006		2007		2006
Fixed Charges Computation :

Preferred stock dividend	$—		$1,063		$1,555		$1,927

Interest expense, including amortization of debt issuance costs	2,607		1,550		7,560		4,603

Assumed interest element included in rent expense	480		330		1,267		932

Total fixed charges and preferred dividends	$3,087		$2,943		$10,382		$7,462

Earnings Computation :

Earnings before income taxes, equity in income (loss) of investees and minority interests	$80,224		$33,032		$104,878		$50,972

Less :

Preferred stock dividend	—		(1,063)		(1,555)		(1,927)

Minority interests	(3,167)		(1,708)		(5,053)		(2,365)

Add :

Fixed charges	3,087		2,943		10,382		7,462

Earnings as adjusted	$80,144		$33,204		$108,652		$54,142

Ratio of earnings to fixed charges	26.0	x	17.7	x	12.3	x	9.8	x

Ratio of earnings to fixed charges and preferred dividends	26.0	x	11.3	x	10.5	x	7.3	x